

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Neil Gehani
Manager
Trilogy Multifamily Income & Growth Holdings I, LLC
520 West Erie Street
Chicago, IL 60654

> **Re: Trilogy Multifamily Income & Growth Holdings I, LLC**
> **Offering Statement on Form 1-A**
> **Filed October 2, 2020**
> **File No. 024-11333**

Dear Mr. Gehani:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 2, 2020

General

1. You indicate that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

2. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

3. It appears that you intend to offer bonds in different series and subject to different terms so that not all information investors would need to make an investment decision would be included in the offering statement at the time of its qualification. The maturity date of the bonds, including the Series E and Series F bonds if the offering is extended, appears to vary, depending on when the bonds are sold, so that the terms of the bonds are not fully established at qualification. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering in light of the factors noted above.

4. We note your disclosure on page 1 that "[f]ollowing achievement of our initial closing, which will be at the end of the first month following our raise of the Minimum Offering Amount, we will conduct closings in this offering at least monthly, on the last day of the applicable month . . . until the Offering Termination Date." Please provide us with more information as to how these contemplated closings will work in conjunction with this offering. For example, provide us with more detail regarding the mechanics of your offering, including a discussion of what factors will go into deciding when to hold additional closings and what rights subscribers may have after remitting payment, but prior to a closing.

Directors and Executive Officers, page 47

5. Please disclose any family relationship between any executive officers. See Item 10(b) of Form 1-A, Part II.

Table III Annual Operating Results of Prior Real Estate Programs, page A-3

6. We note your disclosure that the results for 2017, 2018, and 2019 are audited. Please clarify whether this information was audited or derived from audited financial statements. If the information presented was audited, explain to us why no audit report on such information has been included in the filing.

Independent Auditors' Report, page F-3

7. Please have your auditors revise their report to indicate the city and state where it was issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: T. Rhys James